UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TENGION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88034G109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034G109

1)	Names of Reporting Persons. CELGENE CORPORATION
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

Sole Voting Power

948,856 shares of Common Stock of the Issuer issued in lieu of payment of interest in cash under the Note (the “Interest Shares”); a Senior Secured Convertible Note with a principal amount of $5,002,283.10, convertible into 22,737,650 shares of Common Stock of the Issuer (the “Note”); warrants to purchase 34,869,236 shares of Common Stock of the Issuer issued in October 2012 (the “2012 Warrants”); warrants to purchase 102,272,727 shares of Common Stock of the Issuer issued in June 2013 (the “2013 Warrants”); and warrants to purchase 541,875 shares of Common Stock of the Issuer issued in lieu of payment of interest in cash under the Note (the “Interests Warrants” and, together with the 2012 Warrants and 2013 Warrants, the “Warrants”)*

*The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

	6.	Shared Voting Power -0-
7.

Sole Dispositive Power

The Interest Shares; the Note; and the Warrants*

*The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

	8.	Shared Dispositive Power -0-
9)

Aggregate Amount Beneficially Owned by Each Reporting Person

The Interest Shares; the Note; and the Warrants*

*The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 9.985%
12)	Type of Reporting Person (See Instructions) CO

ITEM 1.

(A) NAME OF ISSUER:

Tengion, Inc.

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

3929 Westpoint Blvd, Suite G, Winston-Salem, North Carolina 27103

ITEM 2.

(A) NAME OF PERSONS FILING:

Celgene Corporation

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

86 Morris Avenue, Summit, New Jersey 07901

(C) CITIZENSHIP:

Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock

(E) CUSIP NUMBER:

88034G109

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

The information contained on the cover page to this Amendment No. 1 to Schedule 13G are incorporated herein by reference.

(a) Amount beneficially owned:

As of February 11, 2014, the reporting person owns: (1) the Interest Shares; (2) the Note; and (3) the Warrants. The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

(b) Percent of class:

9.985%. Such percentage is based upon 11,774,918 shares of Common Stock of the Issuer outstanding as of January 22, 2014, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on January 27, 2014.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

The Interest Shares; the Note; and the Warrants*

*	The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

The Interest Shares; the Note; and the Warrants*

*	The conversion of the Note and the exercise of the Warrants are limited to that number of shares of Common Stock of the Issuer that, when aggregated with the holder’s existing ownership of Common Stock of the Issuer, would result in such holder, together with related persons or entities, owning no more than 9.985% of the total number of outstanding shares of Common Stock of the Issuer.

(iv) Shared power to dispose or to direct the disposition of:

-0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

CELGENE CORPORATION

By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer